UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

SKYTERRA COMMUNICATIONS, INC.
(Name of Issuer)

Voting Common Stock, par value $0.01 per share
(Title of Class of Securities)

83087K107
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 83087K107	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: CO

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: OO

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: PN

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: OO

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: OO

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)
14.	Type of Reporting Person: IN

 (1) As a result of the Merger (as defined herein) all Common Stock (as defined herein), including warrants exercisable into Common Stock pursuant to Rule 13d-3(d)(1)(i), beneficially owned by the Reporting Persons were cancelled.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 8 of 17 Pages

This Amendment No. 18 to the Schedule 13D (“Amendment No. 18”) relates to the Statement of Beneficial Ownership on Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners LLC (“Harbinger LLC”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), Harbinger Holdings, LLC (“Harbinger Holdings”) and Philip Falcone (“Mr. Falcone”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on January 7, 2008 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on February 2, 2008 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on February 19, 2008 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on April 9, 2008 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on July 25, 2008 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on August 25, 2008 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on September 17, 2008 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed on January 9, 2009 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed on January 13, 2009 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed on January 30, 2009 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed on February 3, 2009 (“Amendment No. 10”), Amendment No. 10 to the Schedule 13D filed on February 3, 2009 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed on February 5, 2009 (“Amendment No. 11”), Amendment No. 12 to the Schedule 13D filed on February 9, 2009 (“Amendment No. 12”), Amendment No. 13 to the Schedule 13D filed on March 6, 2009 (“Amendment No. 13”), Amendment No. 14 to the Schedule 13D filed on April 3, 2009 (“Amendment No. 14”), Amendment No. 15 to the Schedule 13D filed on August 21, 2009 (“Amendment No. 15”) Amendment No. 16 to the Schedule 13D filed on September 23, 2009 (“Amendment No. 16”) and Amendment No. 17 to the Schedule 13D filed on October 16, 2009 (“Amendment No. 17”).  Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and  Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17 to the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

This Amendment No. 18 relates to shares of Voting Common Stock - par value $0.01 per share (the “Common Stock”), of SkyTerra Communications, Inc., a Delaware corporation (the “Company”).

Item 1.                                Security and Issuer
Item 1 of the Statement is hereby amended to reflect the following information for updating as of March 29, 2010.

The class of equity securities to which this statement on Amendment No. 18 relates to is the Common Stock.  The address of the principal executive office of the Company is 10802 Parkridge Boulevard, Reston VA 20191.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of March 29, 2010.

Since the filing of Amendment No. 17 on October 16, 2009, 9,984,270 shares of Capital Stock consisting of 2,077,533 shares of Common Stock and 7,906,737 shares of Non-Voting Common

SCHEDULE 13D

CUSIP No.: 83087K107	Page 9 of 17 Pages

Stock were released from escrow as to which the Master Fund and the Special Fund had previously disclaimed ownership to.

Under the terms of the Merger Agreement, each share of Common Stock and each share of Non-Voting Common Stock, par value $0.01 per share (“Non-Voting Common Stock”, and together with the Common Stock, “Capital Stock”) outstanding at the effective time of the Merger (other than Capital Stock owned by the Reporting Persons, any subsidiary of the Company, and holders who have perfected and not withdrawn a demand for appraisal rights) was converted into the right to receive $5.00, in cash, without interest, and was subsequently cancelled and ceased to exist.  The Reporting Persons paid $5.00 in cash per share for each of the Company’s Capital Stock not previously held by the Reporting Persons, for a total amount of $225,737,385 reflecting 45,147,477 shares of Capital Stock converted into the right to receive $5.00, which consisted of 23,042,077 shares of Common Stock for $115,210,385 and 22,105,400 shares of Non-Voting Common Stock for $110,527,000.  Upon conversion into the right to receive $5.00, the Capital Stock was cancelled and ceased to exist.

The Reporting Persons paid a transaction consideration for the Merger of approximately $262.5 million in cash, which was determined based upon the sum of (a) the product of the per share merger consideration of $5.00 and 45,147,477 (which represents the total number of shares of the Company’s Capital Stock outstanding as of March 24, 2010, excluding 1,603,960 shares of restricted stock held by certain officers and directors of the Company, less 52,285,645 shares of Capital Stock and 9,984,270 shares of Capital Stock held in escrow, owned by the Reporting Persons, which were cancelled with no merger consideration being paid thereon), plus (b) $29,421,813 paid in connection with the cancellation of outstanding options, and (c) $7,379,335 paid in connection with cancellation of outstanding phantom units and restricted stock awards (the “Total Consideration”).

At the closing of the Merger, each share of any Capital Stock, including Capital Stock previously held in escrow pursuant to Federal Communications Commission (“FCC”) approval of the Merger, beneficially owned by the Reporting Persons was cancelled and ceased to exist.  Following the Merger, a Form 15 Certificate and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 will be filed with the Commission terminating registration of the Common Stock of the Company.

Item 4.                                Purpose of Transaction

Item 4 of the Statement is hereby amended to reflect the following information for updating as of March 29, 2010.

On September 23, 2009, the Company, the Master Fund, the Special Fund and Sol Private Corp., a Delaware corporation and indirect wholly-owned subsidiary of the Master Fund and Special Fund (the "Merger Sub"), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Master Fund and Special Fund (together, the “Harbinger Funds”) agreed to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”), with the Company to be the surviving corporation (the “Surviving Corporation”).  As a result of the Merger, the Company became an indirect privately-held subsidiary of the Harbinger Funds.

On March 29, 2010, the effective time of the Merger (the “Effective Time”), each share of Common Stock and Non-Voting Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than shares held by the Reporting Persons, shares held by any stockholders who properly exercised their appraisal rights under Delaware law, and shares held by any

SCHEDULE 13D

CUSIP No.: 83087K107	Page 10 of 17 Pages

subsidiaries of the Company) was converted into the right to receive $5.00 in cash (the “Merger Consideration”) and, upon conversion, was cancelled and ceased to exist.

       Pursuant to the Merger Agreement, at the Effective Time, Merger Sub merged with and into the Company, with the Company continuing as the Surviving Corporation, and (i) the directors of Merger Sub became the directors of the Surviving Corporation, (ii) the officers of the Company became the officers of the Surviving Corporation, (iii) the certificate of incorporation of the Surviving Corporation were amended to be substantially in the form of the certificate of incorporation of Merger Sub, and (iv) the bylaws of Surviving Corporation are substantially in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time.

As a result of effectiveness of the Merger, the Company is now a privately-held corporation with no public market for the Company's stock, price quotations with respect to sales of the Company's stock in the public market are no longer available, registration of the Company’s Common Stock under the federal securities laws will be terminated, and the Company is no longer required to file periodic reports with the Commission.

As previously disclosed by the Reporting Persons, (a) in addition to the Common Stock previously owned by the Reporting Persons and subsequently cancelled pursuant to the Merger, (i) the Reporting Persons owned (A) warrants that were exercisable for Common Stock pursuant to Rule 13d-3(d)(1)(i) and (B) shares of the Company’s Non-Voting Common Stock that were exchangeable for Common Stock, and (ii) Common Stock and shares of Non-Voting Common Stock that were exchangeable for Common Stock, that were held in escrow, and (b) the Reporting Persons filed applications seeking FCC approval to acquire ownership of additional Common Stock, including such escrowed Common Stock, the Common Stock issuable upon exchange of such shares of Non-Voting Common Stock, and the Common Stock issuable upon exercise of such warrants.  At the Effective Time, the above interests in the Common Stock and Non-Voting Common Stock of the Company, previously held by the Reporting Persons, were cancelled and ceased to exist.

Item 5.                                Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of March 29, 2010.

According to information filed by the Company with the U.S. Securities and Exchange Commission, as of February 22, 2010 the number of Shares outstanding was 49,062,853 based on the Company’s Report on Form 10-K, filed on February 26, 2010.  This number includes 1,603,960 shares of restricted stock held by certain officers and directors of the Company.

(a) As of the date hereof, Harbinger LLC, HCPSS, Harbinger Holdings and Mr. Falcone may be deemed to beneficially own 0 Shares (constituting 0.00% of the total number of Common Stock outstanding) held for the account of the Master Fund and the Special Fund.

(b)  Harbinger LLC, HCPSS, Harbinger Holdings and Mr. Falcone may no longer be deemed to have shared power to direct the voting and disposition any Common Stock as set forth above.

Prior to the Merger, the beneficial ownership of shares of Capital Stock was disclosed in public filings made with the Commission by the Reporting Persons.  For purposes of clarification, when the ownership and voting percentage of the Reporting Persons are calculated using guidelines promulgated by the FCC, the ownership and voting percentages were calculated on a non-fully diluted basis (i.e., only those Capital Stock which have been issued and are outstanding are included) and include

SCHEDULE 13D

CUSIP No.: 83087K107	Page 11 of 17 Pages

only those Capital Stock actually held by the Reporting Persons in the calculation (i.e., the calculation excludes those dilutive securities which are subject to the exercise of warrants, options or other equity awards, and those which were being held in escrow pending receipt of the FCC Consent).  Using this basis of calculation, the Reporting Persons previously held approximately 46% of the Company’s Common Stock and approximately 48% of the outstanding Capital Stock of Company.

Pursuant to the Merger, the outstanding Capital Stock of the Company, including Capital Stock held in escrow,  previously held by the Reporting Persons were cancelled and Reporting Persons no longer have any beneficial ownership in the Surviving Corporation, which is now privately-held through an intermediary holding company, HGW US Holding Company, L.P. (“HGW”), that owns shares of the Surviving Corporation.

(d) Not applicable.

(e) Reporting Persons ceased to be beneficial owner of the Common Stock on March 29, 2010.

Item 7.                                Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to reflect the following information for updating as of March 29, 2010.

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: HARBINGER CAPITAL PARTNERS LLC
By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  March 31, 2010                                                          HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 31, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

SCHEDULE 13D

CUSIP No.: 83087K107	Page 13 of 17 Pages

Date: March 31, 2010	PHILIP FALCONE

By: /s/ Philip Falcone

SCHEDULE 13D

CUSIP No.: 83087K107	Page 14 of 17 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
SKYTERRA COMMUNICATIONS, INC.

A.  Transactions for the account of Harbinger Capital Partners Master Fund I, Ltd.:

See Item 3.  Source and Amount of Funds or Other Consideration.

B.  Transactions for the account of Harbinger Capital Partners Special Situations Fund, L.P.:

See Item 3.  Source and Amount of Funds or Other Consideration.

SCHEDULE 13D

CUSIP No.: 83087K107	Page 15 of 17 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated March 5, 2010 by and among the Reporting Persons	14

SCHEDULE 13D

CUSIP No.: 83087K107	Page 16 of 17 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Voting Common Stock – par value $0.01 per share of SkyTerra Communications, Inc. dated as of March 31, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By: HARBINGER CAPITAL PARTNERS LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  March 31, 2010                                                          HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: March 31, 2010	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By: HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

SCHEDULE 13D

CUSIP No.: 83087K107	Page 17 of 17 Pages

Date: March 31, 2010	HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: March 31, 2010	PHILIP FALCONE

By: /s/ Philip Falcone